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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2001


                                  PRIMACOM AG
                (Translation of Registrant's Name into English)


                                Hegelstrasse 61
                                  55122 Mainz
                               011 49 6131 931000
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

     Form 20-F   X         Form 40-F
               -----                 -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

     Yes            No   X
         -----         -----

If "yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b):                                          .
                                   ----------------------------------------
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                                                                 (PRIMACOM LOGO)


                                 AD-HOC RELEASE

                         PRIMACOM REPORTS 2000 RESULTS

MAINZ, GERMANY, March 29, 2001 -- PrimaCom AG (Neuer Markt Frankfurt, "PRC"/ID No. 625910; Nasdaq: PCAG) today reported its results for the year ended December 31, 2001.

PrimaCom and Subsidiaries Twelve Months 2000 As Reported
--------------------------------------------------------
The Company's results reflect the inclusion of the Multikabel acquisition as of October 1, 2000.

For the 2000 twelve-month period, revenues increased 17.3% to Euro124.3 million versus Euro106.0 million in the same period of 1999, primarily reflecting the contributions of the acquisition of Multikabel in the Netherlands and several acquisitions in Germany in both 1999 and 2000, rate increases for basic analog cable television services and the introduction in Germany of high-speed Internet access and digital television services.

Adjusted earnings before extraordinary items, discontinued operations, minority interests, net interest expense, taxes, depreciation, amortization, non-cash compensation expense and non-operating expenses less non-operating income (adjusted EBITDA) for the twelve months of 2000 amounted to Euro51.9 million compared with Euro53.1 million in the same period a year ago, primarily as a result of start-up costs related to the Company's Broadband Services Group as well as the inclusion of the accrual related to the possible charge of copyright royalties for programming (GEMA accrual).

For the 2000 full-year period, the Company reported a net loss of Euro64.3 million, or Euro3.26 per basic and diluted share, compared with a net loss of Euro29.3 million, or Euro1.53 per basic and diluted share, a year ago.

Included in the Company's 2000 annual results was an extraordinary charge of Euro8.2 million, or Euro0.41 per basic and diluted, primarily related to the write-off of the unamortized portion of the fees and expenses of the Company's existing bank facility, which PrimaCom refinanced and cancelled on September 18, 2000, in conjunction with its acquisition of Multikabel.

In conjunction with this release, PrimaCom will host a conference call, which will be simultaneously broadcast live over the Internet. Management will host the call, which is scheduled for today, March 29, at 5:00 PM (Germany); 4:00 PM (London); 10:00 AM EST; 9:00 AM CST; 7:00 AM PST.

Contact: Alexander Hoffmann, Director Investor Relations
Tel.: 49 6131 / 9310-150, Fax: 49 6131 / 9310-149, investor@primacom.de
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This press release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom's absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PRIMACOM AG

                                        By:    /s/ Paul Thomason
                                               ---------------------------------
                                        Name:  Paul Thomason
                                        Title: Member of the Management Board
                                               and Chief Financial Officer

                                        By:    /s/ Hans Wolfert
                                               ---------------------------------
                                        Name:  Hans Wolfert
                                        Title: Member of the Management Board
                                               and Chief Corporate Development
                                               Officer

Date: March 30, 2001